Via Facsimile and U.S. Mail
Mail Stop 6010

December 10, 2008

Mr. Howard W. Robin
President and Chief Executive Officer
Nektar Therapeutics
201 Industrial Road
San Carlos, CA 94070

Re: **Nektar Therapeutics**
       Form 10-K for the Year Ended December 31, 2007
       Filed February 29, 2008
       File No. 000-24006

Dear Mr. Robin:

We have reviewed your filing and have the following comments.

Where indicated, we think you should revise your Form 10-K in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, pages 6-7
Approved Products and Clinical Pipeline

1. We note that the agreements related to several of the partnered product candidates listed on your chart on pages 6-7 are not described in your Business section or filed as exhibits to your Form 10-K. Please expand your disclosure in the Business section to provide a description of each of the following agreements, including the material terms of each agreement, the aggregate potential milestone payments, the aggregate royalty and milestone amounts received or paid to date and the term and termination provisions. If any of the agreements terminate upon

the last-to-expire relevant patent, please disclose the year of expiration of such patent. Item 601(b) (10) of Regulation S-K requires you to include material contracts as exhibits. Please file each agreement as an exhibit to the Form 10-K or provide us with a comprehensive analysis supporting your determination that these agreements are not material to your business:

- Agreement with Solvay Pharmaceuticals related to pulmonary dronabinol;
- Agreement with Amgen, Inc. related to Neulasta®;
- Agreement with Hoffman-La Roche, Ltd. related to PEGASYS®;
- Agreement with Pfizer, Inc. related to Somavert®;
- Agreement with Schering-Plough Corporation related to PEG-INTRON®;
- Agreement with OSI Pharmaceuticals (formerly Eyetech) related to Macugen®;
- Agreement with Affymax, Inc. related to Hematide™;and
- Agreement with UCB Pharma related to CDP 791.

Item 1. Business, pages 9-12

2. We note your description of selected collaborative agreements under which you may receive milestone payments. Please revise the discussion of these agreements to include a description of the material terms of each agreement, including the aggregate potential milestone payments and the aggregate amounts of milestone payments and royalties received to date. Additionally, please describe the term and termination provisions. If any of the agreements terminate upon the last-to-expire relevant patent, please disclose the year of expiration of such patent.

3. We note that several of the selected collaborative agreements described in this section have not been filed as exhibits to your Form 10-K. Please include the following agreements as exhibits to the Form 10-K or provide us with an analysis supporting your determination that these agreements are not material to your business:

- Collaborative Research, Development and Commercialization agreement with Novartis Pharma AG;
- 2005 Collaboration Agreement with Bayer AG to develop an inhaled powder formulation of a novel form of Ciprofloxacin;

- License, Manufacturing and Supply Agreement for CIMZIA™ with UCB Pharma; and
- License, Manufacturing and Supply Agreement for the license of your proprietary PEGylation reagent with Hoffman-La Roche Ltd.

Patents and Proprietary Rights, page 17

4. Please expand your disclosure in this section to address whether you developed your PEGylation and pulmonary technology and related intellectual property internally or whether you acquired such technology and related intellectual property. If any of your key technology and intellectual property was acquired, please identify the party from which it was acquired and the material terms of the license, including exclusivity provisions, geographic limitations, and term and termination provisions. Please file any such license as an exhibit.

*   *   *   *

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director